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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) of the Securities
Exchange Act of 1934

PERDIGÃO S.A.
(Name of Subject Company)

SADIA S.A.
(Name of Filing Person—Offeror)

Common shares, no par value
(Title of Class of Securities)
71361V303
(CUSIP Number of Class of Securities)

Luiz Gonzaga Murat Junior
Chief Financial Officer and Director of Investor Relations
Rua Fortunato Ferraz, 365
Vila Anastacio, São Paulo, SP
05093-901 Brazil
(55 11) 2113-3465
(212) 878-8000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:
Richard D. Pritz
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,688,622,054	$180,683

(1)
Estimated for purposes of calculating the amount of the filing fee only. Calculated based on (1) 133,957,152 shares, the number of outstanding shares according to the subject company's Annual Report on Form 20-F for the year ended December 31, 2005, (2) the offer price of R$27.88 per common share and (3) the exchange rate of R$2.2117 = U.S.$1.00, based on the Federal Reserve Bank of New York's noon buying rate on July 17, 2006.

(2)
$107 per million dollars of transaction value.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: None.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes to designate any transactions to which this statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This tender offer statement on Schedule TO is filed by Sadia S.A., a corporation organized under the laws of the Federative Republic of Brazil. This Schedule TO relates to the offer by Sadia to purchase all outstanding shares of common stock, no par value per share, of Perdigão S.A., a corporation organized under the laws of the Federative Republic of Brazil, for R$27.88 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 18, 2006 (as may be amended or supplemented from time to time). A copy of the offer to purchase is attached as Exhibit (a)(1)(A) to this Schedule TO. Pursuant to General Instruction F to Schedule TO, the information set forth in the offer to purchase is incorporated herein by reference in response to Items 1 through 11 in this Schedule TO, except for those Items as to which information is specifically provided herein.

Item 3. Identity and Background of Filing Person.

        None of Sadia S.A. or, to the knowledge of Sadia S.A., any of the persons listed in Schedule 2 to the offer to purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 10. Financial Statements.

        Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to purchase dated July 18, 2006.
(a)(1)(B)	Form letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(1)(C)	Form letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.
(a)(5)(A)	Notice of Tender Offer (Edital) dated July 17, 2006.*
(a)(5)(B)	Notice (Fato Relevante).*
(a)(5)(C)	Press release dated July 16, 2006.*
(a)(5)(D)	Press release dated July 17, 2006.*
(a)(5)(E)	Economic Valuation Report of Perdigão S.A. by Banco Bradesco S.A.*
(a)(5)(F)	Economic Valuation Report of Sadia S.A. by Banco Bradesco S.A.*
(a)(5)(G)	Summary advertisement dated July 18, 2006.

*
Filed by Sadia on Schedule TO-C on July 17, 2006

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SADIA S.A.
By:	/s/ LUIZ GONZAGA MURAT JUNIOR Name: Luiz Gonzaga Murat Junior Title: Chief Financial Officer

Dated: July 18, 2006

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